Boyack Ashton LC
175 South Main Street, No. 1212
Salt Lake City, Utah  84111
Tel. No. 801-596-3337

May 16, 2006

Brad Skinner
Accounting Branch Chief
Division of Corporation Finance
Room 4561
Securities and Exchange Commission
Washington, D.C. 20549

Re:	International Automated Systems, Inc.
Form 10-KSB/A for the Fiscal Year Ended June 30, 2005
Filed February 21, 2006
Form 8-K filed February 21, 2006
File No. 033-16531-D

Attn.	Mark Kronforst

Dear Mr. Skinner:

This letter responds to your letter of May 1, 2006. As to your first comment Mr. Johnson on behalf of the Company under separate cover has submitted correspondence to the Commission and you making the representations that you requested.

We now address the second comment in your letter of May 1, 2006.

Form 10-KSB/A for the Fiscal Year Ended June 30, 2005.

Comment No. 4 (Relevant portion.)

In addition, we note that your Form 10-KSB/A disclosures do not appear to comply with the requirements of Items 307 and 308(c) of Regulation S-B.

Response:

The Company acknowledges and confirms that its disclosure controls and procedures for the relevant periods met and meet all of the requirements of Rule 13a-15(e) of the Exchange Act and in future filings we will conform our disclosure in accordance with that Rule and the particular language referenced in your letter. Also, we have or will amend the Form 10-KSB/A for the fiscal year ended June 30, 2005, to include the following language:

The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is recorded, processed, summarized, and reported, within the time periods specified in the Commission’s rules and forms and to ensure that the information required to be disclosed by the Company is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.

Please call me if you have any questions or please advise us if you have any additional comments or questions. Thank you.

Very truly yours,

Wallace T. Boyack